Exhibit 12
Williams Partners L.P.
Computation of Ratio of Earnings to Fixed Charges

Nine Months Ended
September 30, 2017
(Millions)
Earnings:
Income (loss) before income taxes	$1,295
Less: Equity earnings	(347)
Income (loss) before income taxes and equity earnings	948
Add:
Fixed charges:
Interest incurred	645
Rental expense representative of interest factor	7
Total fixed charges	652
Distributed income of equity-method investees	602
Less:
Interest capitalized	(24)
Total earnings as adjusted	$2,178
Fixed charges	$652
Ratio of earnings to fixed charges	3.34